UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-22903

Syntel, Inc.

(Exact name of registrant as specified in its charter)

525 East Big Beaver Road Suite 300

Troy, Michigan 48083

(248) 619-2800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

Pursuant to the requirements of the Securities Exchange Act of 1934, Syntel, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 19, 2018	SYNTEL, INC.

	By:	/s/ Daniel Moore
Name: Daniel Moore
Title: Senior Vice President, General Counsel and Secretary

*

On October 9, 2018, pursuant to the Agreement and Plan of Merger, dated as of July 20, 2018, among the Company, Atos S.E., a société européenne (European company) organized under the laws of France (“Parent”), and Green Merger Sub Inc., a Michigan corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company surviving as an indirect wholly owned subsidiary of Parent (the “Merger”). As a result of the Merger, all offers and sales of the Company’s securities pursuant to the Registration Statements have been terminated.